19

50 8/31/04

SECURIT 04013310 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER INVESTMENT SERVICES, CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Barkley Bldg., Suite 303 12700 Shelbyville Rd.
(No. and Street)

Louisville (City) KY (State) 40243-1599 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald A. Wells (502) 459-4414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buetow, LeMastus & Dick, PLLC
(Name – *if individual, state last, first, middle name*)

1510 PNC Plaza 500 W. Jefferson St. (Address) Louisville, (City) KY (State) 40202 (Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 23 2004 WASH. DC 208 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Partner

Title

Linda C. Sutherland

Notary Public

My Commission Expires April 28 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER INVESTMENT SERVICES, CO.

Financial Statements

Years Ended June 30, 2004 and 2003

ALEXANDER INVESTMENT SERVICES, CO.

Table of Contents

	Page(s)
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Information:	
Schedule 1 Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Liabilities Subordinated to General Creditors	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	11-12

Buetow, LeMastus & Dick PLLC

Independent Auditors' Report

The Board of Directors
Alexander Investment Services, Co.:

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the Company) as of June 30, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buetow, LeMastus & Dick PLLC

July 28, 2004

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Financial Condition

June 30, 2004 and 2003

Assets	2004	2003
Current assets:		
Cash and cash equivalents	$ 14,294	$ 10,780
Accounts receivable	10,338	54
Marketable securities	31,500	40,250
Accrued commission	21,956	21,838
Other current assets	26,706	28,397
Total current assets	104,794	101,319
Furniture and equipment, net	13,169	9,387
Security deposit	5,333	2,033
	$ 123,296	$ 112,739

Liabilities and Stockholders' Equity	2004	2003
Current liabilities:		
Accounts payable	$ –	$ 542
Accrued expenses and other payables	30,417	21,689
Total current liabilities	30,417	22,231
Stockholders' equity:		
Capital stock, common, no par value; Authorized 100,000 shares; issued and outstanding 60,000 shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	101,687	99,316
Total stockholders' equity	92,879	90,508
	$ 123,296	$ 112,739

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Operations

Years ended June 30, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 2,261,378	$ 1,788,914
Retirement plan fees	93,980	111,260
Interest and dividends	741	919
Miscellaneous income	624	50
Total revenues	2,356,723	1,901,143
Expenses:		
Officers' compensation	1,610,213	1,231,039
Salaries, wages and commissions	532,456	442,126
Payroll taxes	21,015	19,162
Insurance	26,090	36,098
Employee retirement plan	23,000	23,000
Advertising	318	467
Depreciation	5,971	5,193
Securities losses	8,750	24,750
Rent	29,337	29,337
Office supplies	41,725	46,273
Telephone	15,926	14,597
Other expenses	39,551	55,619
Total expenses	2,354,352	1,927,661
Net income (loss)	$ 2,371	$ (26,518)

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Changes in Stockholders' Equity

Years ended June 30, 2004 and 2003

	Common Stock		Additional paid-in	Retained	Treasury	
	Shares	Amount	capital	earnings	Stock	Total
Balances at June 30, 2002	60,000	$ 1,000	$ 68,882	$ 125,834	$ (78,690)	$ 117,026
Net loss	-	-	-	(26,518)	-	(26,518)
Balances at June 30, 2003	60,000	1,000	68,882	99,316	(78,690)	90,508
Net income	-	-	-	2,371	-	2,371
Balances at June 30, 2004	60,000	$ 1,000	$ 68,882	$ 101,687	$ (78,690)	$ 92,879

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Statements of Cash Flows

Years ended June 30, 2004 and 2003

		2004		2003
Cash flows from operating activities:				
Net income (loss)	$	2,371	$	(26,518)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:				
Depreciation		5,971		5,193
Marketable securities loss		8,750		24,750
(Increase) decrease in assets:				
Trade accounts receivable		(10,284)		2,837
Accrued commissions		(118)		(14,675)
Other current assets		1,691		(28,397)
Security deposit		(3,300)		–
Increase (decrease) in liabilities:				
Accounts payable		(542)		(4,928)
Accrued expenses		8,728		12,033
Net cash provided (used) by operating activities		13,267		(29,705)
Cash flows from investing activities:				
Additions to property and equipment		(9,753)		(2,072)
Net increase (decrease) in cash and cash equivalents		3,514		(31,777)
Cash and cash equivalents at beginning of year		10,780		42,557
Cash and cash equivalents at end of year	$	14,294	$	10,780

The accompanying notes are an integral part of these financial statements.

ALEXANDER INVESTMENT SERVICES, CO.

Notes to Financial Statements

June 30, 2004 and 2003

(1) Nature of Business

Alexander Investment Services, Co., (the Company) is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients. The Company is registered as a broker-dealer with the National Association of Securities Dealers (NASD).

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting whereby revenues are recognized when earned and expenditures are recognized when incurred.

(b) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Marketable Securities

Marketable securities are carried at market value.

(d) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Since 1999, an accelerated method has been used to calculate depreciation. Depreciation in prior years was computed by the straight-line method.

(e) Use of Estimates and Concentration of Credit Risk

Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

ALEXANDER INVESTMENT SERVICES, CO.

Notes to Financial Statements

June 30, 2004 and 2003

(2) Summary of Significant Accounting Policies (Continued)

(e) Use of Estimates and Concentration of Credit Risk (Continued)

The Company maintains its cash at various financial institutions. The balance, at times, may exceed federally insured limits.

(f) Revenue Recognition

Contingent commissions are recognized when such commissions are received.

(3) Marketable Securities

Marketable securities include investment securities that are publicly offered and valued on a securities exchange or independent publicly quoted market. At June 30, 2004 and 2003 the Company held common stock with a fair market value of $31,500 and $40,250, respectively.

(4) Property and Equipment

Property and equipment consist of the following:

	2004	2003
Furniture	$ 20,453	$ 20,453
Office equipment	127,132	117,379
	147,585	137,832
Less accumulated depreciation	134,416	128,445
	$ 13,169	$ 9,387

(5) Retirement Plans

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $23,000 for the years ended June 30, 2004 and 2003.

(Continued)

(6) Lease Commitments

The Company leases office space in Louisville, Kentucky under an operating sublease agreement expiring July 31, 2008. The Company also leases office space in Harlan, Kentucky on a month-to-month lease. Rent expense was $29,337 for the years ended June 30, 2004 and 2003.

Future minimum lease payments under the operating lease at June 30 are as follows:

2005	$ 38,333
2006	39,600
2007	39,600
2008	3,300
	$ 120,833

(7) Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2004 and 2003 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

(Continued)

ALEXANDER INVESTMENT SERVICES, CO.

Notes to Financial Statements

June 30, 2004 and 2003

(7) Net Capital Rule (Continued)

	2004	2003
Aggregate indebtedness	$ 30,417	$ 22,231
Net capital:		
Stockholders' Equity	92,879	90,508
Nonallowable assets:		
Furniture and equipment, net	(13,169)	(9,387)
Accounts receivable	(10,338)	(54)
Other assets	(7,039)	(5,430)
Net capital	62,333	75,637
Haircuts on securities:		
Money market funds	(8)	(41)
Other securities	(4,725)	(6,038)
Undue concentration	(3,790)	(4,903)
Net capital	$ 53,810	$ 64,655
Ratio of aggregate indebtedness to net capital	.5653	.3438

In addition, there are no liabilities subordinated to general creditors as of June 30, 2004 or 2003.

(8) FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2004 and 2003.

SCHEDULE 1

ALEXANDER INVESTMENT SERVICES, CO.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
and
Statement Regarding Liabilities Subordinated to General Creditors

As of June 30, 2004

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2004 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2004
Aggregate indebtedness	$ 30,417
Net capital:	
Stockholders' Equity	92,879
Nonallowable assets:	
Furniture and equipment	(13,169)
Accounts receivable	(10,338)
Other assets	(7,039)
Net capital	62,333
Haircuts on securities:	
Money market funds	(8)
Other securities	(4,725)
Undue concentration	(3,790)
Net capital	$ 53,810
Ratio of aggregate indebtedness to net capital	.5653

In addition, there are no liabilities subordinated to general creditors as of June 30, 2004.

Buetow, LeMastus & Dick PLLC

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Alexander Investment Services, Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Alexander Investment Services, Co. (the Company) for the years ended June 30, 2004 and June 30, 2003, we considered its internal control structure, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1510 PNC Plaza • 500 West Jefferson Street • Louisville, Kentucky 40202

The Board of Directors
Alexander Investment Services, Co.
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 and 2003 to meet the SEC's objectives.

* * * * * * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burton, LeMaster & Dick PLLC

July 28, 2004